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                             July 29, 2022

       Rom Papadopoulos
       Chief Financial Officer
       Viveon Health Acquisition Corp.
       c/o Gibson, Deal & Fletcher, PC
       Spalding Exchange
       3953 Holcomb Bridge Road, Suite 200
       Norcross, GA 30092

                                                        Re: Viveon Health
Acquisition Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 31,
2022
                                                            File No. 001-39827

       Dear Mr. Papadopoulos:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 15. Exhibits and Financial Statement Schedules
       Exhibits No. 31.1 and 31.2, page 37

   1. This annual report is your second annual report under Section 13(a) or 15(d) of the
                                                        Exchange Act. The
Section 302 certifications provided continue to omit paragraph
                                                        4(b) and the
introductory language in paragraph 4 referring to internal control over financial reporting.
Please provide corrected certifications in an amended filing that contains only the cover
page, explanatory note, signature page and paragraphs 1, 2, 4 and
                                                        5 of the
certifications. Please consider the guidance of Regulation S-K Compliance and Disclosure
Interpretations Question 246.13.
 Rom Papadopoulos
Viveon Health Acquisition Corp.
July 29, 2022
Page 2



       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Gary Newberry at (202) 551-3761 or Daniel Gordon, Senior Advisor, at
(202) 551-3486 with any questions.



FirstName LastNameRom Papadopoulos                        Sincerely,
Comapany NameViveon Health Acquisition Corp.
                                                          Division of
Corporation Finance
July 29, 2022 Page 2                                      Office of Life
Sciences
FirstName LastName